MySkin, Inc.

December 12, 2012

VIA EDGAR AND FACSIMILE

Ms. Pamela Howell

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: MySkin, Inc. (the “Company”)

Amendment No. 3 to Form 10

Filed October 29, 2012

File No. 000-54582

Dear Ms. Howell:

This letter is in response to the Securities and Exchange Commission’s comment letter dated November 15, 2012, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's November 15, 2012 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

Form 10, filed on October 29, 2012

Business, page 3

1. Please reconcile your response to prior comment 2 from our letter dated September 10, 2012 that MTA sets the fees paid by client with your revenue recognition policy statement on page 18 that you set the sales price and bear the collection risk.

We noted your comment and conflicted language on page 18 as MTA sets the sales price and bears the collection risk to the extent that there is any.

2. We note your response to prior comment 3 from our letter dated September 10, 2012 and partially reissue. Please revise your disclosure to clarify the specific statutory provisions relied upon in structuring your fee sharing arrangement.

We noted you comment and agreed and have revised the language to include that we relied on Section 445 of the California Health and Safety Code and Section 650 of the California Business and Professions Code.

3. We partially reissue prior comment 6 from our letter dated September 10, 2012. Please clarify who performs the various services you provide to MTA and how and by whom they are compensated.

We agree with your comment and clarified who performs various services to MTA and How and by who they are compensated. MTA compensates Dr. Agner and Ms. Stoppenhagen. We have two administrative personal who performs clerical services. They are paid on an hourly basis by the Company.

Executive Compensation, page 23

4. The disclosure in footnote two that there were no forfeitures in 2010 is inconsistent with the disclosure in the remainder of the footnote. Please reconcile.

We agree with your comment and have clarified the disclosure to read as follows. In December 2011, Ms. Stoppenhagen forfeited amounts earned in 2009, 2010 and 2011. In 2010, Ms. Stoppenhagen did not make any forfeitures except to the extent that Ms. Stoppenhagen forfeited amounts in 2011 related to amounts earned in 2010.

Certain Relationships and Related Party Transactions, page 24

5. We partially reissue comment ten from our letter dated September 10, 2012. Please reconcile the disclosure in this section with the financial statements and footnotes to the financial statements, which suggest additional amounts due to related parties in 2010.

We agree with your comment and included the following: As of December 31, 2010, the Company owed Ms. Stoppenhagen $35,348.

Item 13. Financial Statements and Supplementary Data, page 30

December 31, 2011 Financial Statements, page 30

Notes to Financial Statements, page 36

Note 1. Summary of Significant Accounting Policies, page 36

Current Operations and Background, page 36

6. We note your disclosure here that MTA is obligated to pay MySkin a monthly service fee equal to forty percent (40%) of gross collected revenue with a minimum amount of $2,500 per month (“Service Fee”). We further note your disclosure on pages 18, 37 and 47 that gross profit equals the Company’s management fee. Please advise us of the following:

•	Explain to us and revise to clearly describe the difference between the service fee (40% of MTA’s revenue or a minimum of $2,500 per month) and the management fee (gross profit of MySkin), if any;

The Management fee equals the Service fee of 40% plus the reimbursement of costs. The gross profit is equal to the Service Fee. The Company has waived the requirement for MTA to pay the minimum of $2,500

•	Tell us where you have recorded the service fee owed/paid to MySkin by MTA in MySkin’s financial statements for fiscal 2010 and 2011 and the first six months of 2012;

Service fee is recorded as the gross profit

•	Quantify for us the total amount of service fee owed/paid to MySkin by MTA on a month by month basis for fiscal 2010 and 2011, and the first six months of 2012, specifically demonstrating when the minimum fee of $2,500 per month was paid;

Jan 10	Feb 10	Mar 10	Apr 10	May 10	Jun 10	Jul 10	Aug 10	Sep 10	Oct 10	Nov 10	Dec 10
470.08	733.24	1,710.00	2,967.27	-420.00	2,314.24	1,388.08	1,457.56	981.37	1,047.96	1,184.10	1,054.38

Jan 11	Feb 11	Mar 11	Apr 11	May 11	Jun 11	Jul 11	Aug 11	Sep 11	Oct 11	Nov 11	Dec 11
1,739.96	541.17	2,125.92	2,122.94	475.81	1,978.92	1,975.98	1,654.36	740.15	1,226.98	1,142.56	-1,452.84

Jan 12	Feb 12	Mar 12	Apr 12	May 12	Jun 12
1,611.70	2,487.20	1,858.28	2,298.38	2,244.43	2,996.74

•	Explain to us why the management fee to MySkin is only $14,272 in 2011 when the monthly minimum of $2,500 would at least result in $30,000 of management fees for the year.

The Company has waived the requirement for MTA to pay the monthly $2,500 fee.

Revenue Recognition, page 37

7. We note in your response to comment 15 of our letter dated September 10, 2012 the reasons for your conclusion to record revenues on the gross basis. We further note the following:

•	On page ten of your Form 10-12G/A3 you state that all services related to the practice of medicine are solely done by MTA, and on page nine you state that the Company is not permitted to engage in the practice of medicine under California law.

This is correct. MTA is responsible for all services related to the practice of medicine. MySkin (the Company) does not engage in the practice of medicine and has no control over MTA practices. The customer is unaware of the legal relation between MTA and the Company. POSSIBLY PRODUCTS a

•	In response to comment 13 of our letter dated September 10, 2012 you state that MTA sets pricing for medical services provided, makes decisions on the type of medical services and medical services involving prescribed medical devices and prescribed medical treatments to be used on patients and that there is no risk of collection because payment is made at the time of service.

Yes

•	On page three of your Form 10-12G/A3 you state that MySkin only offers management services to MTA, and is only entitled to a monthly service fee equal to forty percent (40%) of the gross collected revenue with a minimum amount of $2,500 per month.

Yes. Myskin has waived the minimum of $2,500 per month.

These factors do not appear to support gross revenue reporting by MySkin, and it remains unclear to us why your revenues are solely comprised of aesthetic services performed by and products sold by MTA. Based on your disclosures and responses to-date, it appears to us that your revenues should instead be comprised of the service fee revenue (40% of gross collected revenue or a minimum of $2,500 per month, as applicable) and MTA’s reimbursement of management expenses incurred by MySkin. Please revise accordingly, or further explain to us why you believe that a revision is not necessary and why you believe your gross reporting of MTA’s revenues by MySkin is appropriate.

Management has analyzed the revenue of MySkin for indicators of gross revenue reporting

The company has general inventory risk (before customer order is placed or upon customer return)- Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return. Evaluation of this indicator should include arrangements between the company and the supplier that reduce or mitigate the company's risk level. For example, the company's risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to the supplier or receives inventory price protection from the supplier.

Management concludes that Myskin has general inventory risk. Myskin issues purchase orders under its name, takes title to goods, and makes payment. Myskin purchases general business insurance to cover the risk of loss in event of accident, therefore MySkin has the insurable interest. For example in 2010, an accident occurred, inventory was lost and Myskin’s insurance company reimbursed the Company for the lost inventory.

The company is the primary obligor in the arrangement - Whether the supplier (MTA) or the company (MySkin) is responsible for providing the product or service desired by the customer is a strong indicator of the company's role in the transaction. If the company is responsible for fulfillment, including the acceptability of the product or services ordered or purchased by the customer, that fact is a strong indicator that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by the company during marketing and the terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Management concludes that MySkin, Inc. is the primary obligor in sales and service arrangements – the customer comes into the office and contracts with MySkin in an office setting. The customer orders products and services from MySkin and MTA is responsible for fulfillment of those services to the customer but the customer has no knowledge or understanding of who MTA is. The invoices are generated by MySkin and presented to the customer as MySkin. The customer pays MySkin for the services not MTA.

The company has discretion in supplier selection - If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

In accordance with the management contract, MySkin is responsible for operations which includes supplier selection. All vendors are currently doing business with MySkin.

The company has physical loss inventory risk (after customer order or during shipping) - Physical loss inventory risk exists if title to the product is transferred to the company at the shipping point (for example, the supplier's facilities) and is transferred from the company to the customer upon delivery. Physical loss inventory risk also exists if the company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that the company should record revenue gross based on the amount billed to the customer.

MySkin has the insurable interest in the inventory and maintains risk of loss of inventory at all times.

The company has credit risk - If a company assumes credit risk for the amount billed to the customer, that fact may provide weak evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if the company is responsible for collecting the sales price from the customer but must pay the amount owed to the supplier after the supplier performs, regardless of whether the sales price is fully collected. A requirement that the company return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not credit risk. Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the company incurs an obligation to the supplier). Credit risk is mitigated, for example, if the customer pays by credit card and the company obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

Myskin invoices the customers and is amounts due. Myskin accepts personal checks and credit cards and cash. Myskin handles all responsible for collection of fees and payment processing and deposits to its own bank account.

8. We note in your response to comment 16 of our letter dated September 10, 2012 that the reimbursement of expenses by MTA is not included in total revenue, but is recorded as a reduction in expense. Please advise us of the following:

•	Further explain to us your basis for recording the reimbursement of management expenses as a reduction in expenses on MySkin’s statements of operations, and tell us the generally accepted accounting guidance that you follow to support this treatment;
•	Revise to separately quantify the total management expenses incurred by MySkin in fiscal 2010, 2011 and the first six months of 2012 that were subject to reimbursement by MTA;
•	Revise to separately quantify MTA’s total reimbursement to MySkin of its management expenses in fiscal 2010, 2011 and the first six months of 2012; and
•	Please revise to clearly identify and quantify any expenses incurred by MySkin in fiscal 2010, 2011 and the first six months of 2012 that were not subject to reimbursement by MTA.

We agree with your comment and have updated the disclosure to include the below. We have not treated it as a revenue under EITF as 01-14 as in this situation it is a related party reimbursement by a supplier not a reimbursement by an unrelated customer. According to [6] SAB Topic 5T discusses accounting for expenses or liabilities paid by a specific related party, a principal stockholder. When such a payment occurs, the SAB requires that the value of the payment made be reflected as an expense in the company's financial statements with a corresponding credit to paid-in capital. If MTA was a third party and billing Myskin for its services and then MySkin was marking it up and selling to third parties we would agree with the treatment of reimbursement of expenses as revenues. However, MTA is not a third party to MySkin. Marichelle Stoppenhagen is an officer of MTA and an officer of MySkin. Marichelle is a 58% owner in MySkin and a 49% owner of MTA. Recording profit and losses between related parties is not conducive to accurate financial reporting and misleading to investors.  We believe that presenting reimbursement of an expense which can be controlled by a related party would overstate the earnings of the company and potentially mislead investors as to the revenue generating potential of the Company.

Reimbursement of Expenses – Under the Facilities and Management Services Agreement, we are reimbursed expenses by MTA. The Company earns no profit on the expenses.  We have treated these reimbursement of expenses as an expense reduction as they are not expended for revenue generating activities and would tend to overstate the revenue of the Company. We have made these expenditures as a convenience for MTA.  The following table provides the components of our net expenses.

	Three Months Ended September 30,		Nine months Ended September 30,		Years Ended December 31,
	2012	2011	2012	2011	2011	2010
Total Expenses	$27,457	$18,550	$69,026	$60,124	$84,837	$62,563
Reimbursement of Expenses	18,537	7,500	33,537	22,500	30,000	18,560
Net Expenses	$8,920	$11,050	$35,489	$37,624	$54,837	$44,003

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of November 15, 2012.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Form S-1 Registration Statement.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

MySkin, Inc.

By: /s/ MARICHELLE STOPPENHAGEN

Marichelle Stoppenhagen

President

ACKNOWLEDGEMENT

My Skin, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  December 12, 2012                                                             My Skin, Inc.

By: /s/ MARICHELLESTOPPENHAGEN

Marichelle Stoppenhagen, President